April 25, 2018

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Raymond A. Be, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811-04323
	Filing Type:	Form N-1A

Dear Mr. Be:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 18, 2018, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Vaughan Nelson Small Cap Value Fund (the “Fund”), which was filed with the Commission on February 28, 2018 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on May 1, 2018.

Prospectus

1.	Comment. Please confirm that “substitute dividend expenses on securities sold short” are included in the “Other expenses” line item within the Fund’s fee table.

Response. The Registrant respectfully submits that the Fund did not incur substitute dividend expenses on securities sold short during the prior fiscal year. Accordingly, no changes have been made to the Fund’s fee table.

2.	Comment. In Footnote 3 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year from the effective date of the prospectus.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2019, and has inserted this date into Footnote 3.

3.	Comment. In the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that “equity securities may take the form of stock in corporations, limited partnership interests, interests in limited liability companies, real estate investment trusts (“REITs”) or other trusts and other similar securities.” Please clarify what is meant by “other similar securities.”

Response. In response to this comment the Registrant has revised the disclosure as follows:

“Equity securities may take the form of stock in corporations, limited partnership interests, interests in limited liability companies, real estate investment trusts (“REITs”) or other trusts and other similar securities representing direct or indirect ownership interests in business organizations.”

4.	Comment. In the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that the Fund may invest in convertible preferred stock and convertible debt securities. Please add corresponding risk factors in the summary prospectus.

Response. In response to this comment the Registrant has added “Convertible Securities Risk” to the prospectus as follows:

Convertible Securities Risk: Convertible securities have investment characteristics of both equity and debt securities. Investments in convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk and credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to many of the same risks as investing in common stock. The Fund may also be forced to convert a convertible security at an inopportune time, which may decrease the Fund’s return.

5.	Comment. In the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that the Fund may invest in initial public offerings (“IPOs”). Consider breaking out IPOs a separate risk factor.

Response. The Registrant respectfully submits that the following disclosure, which is included in “Equity Securities Risk” in the Principal Investment Risks in the summary section of the prospectus, adequately describes the principal risks of investing in IPOs: “Securities issued in IPOs tend to involve greater market risk than other equity securities due, in part, to public perception and the lack of publicly available information and trading history.” Accordingly, no changes have been made to the disclosure.

6.	Comment. In the summary section of the prospectus, “Large Investor Risk” is disclosed as a principal risk. Is the Registrant aware of any particular large beneficial owners that cause this to be a principal risk?

Response. In response to this comment the Registrant has removed “Large Investor Risk” from the prospectus.

7.	Comment. The Average Annual Total Returns table includes information for Class N shares for the period March 31, 2017 to December 31, 2017. Explain supplementally the basis for including this stub period.

Response. The Registrant notes that Class N shares commenced operations on May 1, 2017. The Registrant has revised the information for Class N shares disclosed in the Average Annual Total Returns table to reflect the May 1, 2017 inception date for Class N shares. The Registrant respectfully submits that Average Annual Total Returns for Class N shares are shown for the period ended December 31, 2017 in order to provide information regarding the performance of Class N shares for the period since commencement of operations.

8.	Comment. The “Principal Investment Strategies” section of the prospectus states that the Fund defines a small capitalization company as one whose market capitalization, at the time of purchase, either falls within the capitalization range of the Russell 2000® Value Index, an unmanaged index that measures the performance of those Russell 2000® companies with lower price-to-book ratios and lower forecasted growth values, or is $3.5 billion or less. Is this the definition of a small-cap company or value investing?

Response. In response to this comment the Registrant has revised the disclosure as follows:

Currently, the Fund defines a small capitalization company to be one whose market capitalization, at the time of purchase, either falls within the capitalization range of the Russell 2000® Value Index~~, an unmanaged index that measures the performance of those Russell 2000® companies with lower price-to-book ratios and lower forecasted growth values,~~ or is $3.5 billion or less.

9.	Comment. The “Principal Investment Strategies” section of the prospectus states that the Fund may establish short positions in specific equity securities or indices when opportunities present themselves. Please provide additional disclosure regarding when short sales will be used and why it is a principal investment strategy.

Response. The Registrant notes that the ability to take short positions is important in achieving the Fund’s investment objectives in changing market conditions, which may not always favor long positions in equity securities or indices. The Registrant respectfully submits that the establishment of short positions is a principal investment strategy of the Fund. In response to this comment the Registrant has added the following sentences to the first paragraph in the “Principal Investment Strategies” section of the prospectus:

“The Fund may establish short positions in specific equity securities or indices where the subadviser believes the intrinsic value is materially below the current market value, including where a company is competitively disadvantaged or has deteriorating end markets, or in times of economic or cyclical slowdowns and recessions, or rising corporate interest rates.”

10.	Comment. The “Principal Investment Strategies” section of the prospectus states that the Fund may sell a security when internal or external forces reduce future expected returns from the investment thesis. Please explain in Plain English what is meant by the term “investment thesis”?

Response. In response to this comment the Registrant has revised the disclosure as follows:

“Vaughan Nelson will generally sell a security when it reaches Vaughan Nelson’s price target or when the issuer shows a change in financial condition, competitive pressures, poor management decisions or internal or external forces reducing future expected returns from those expected at the time of investment.”

11.	Comment. In the “Principal Investment Strategies” section of the prospectus, it is stated that the Fund may invest in limited partnerships and interests in limited liability companies. Consider breaking out limited partnerships and interests in limited liability companies as separate risk factors.

Response. The Registrant respectfully submits that interests of limited partnerships and limited liability companies are equity securities held by the Fund. In response to this comment, the Registrant has modified “Equity Securities Risk” in the Principal Investment Risks in the summary section of the prospectus as follows:

Equity Securities Risk: The value of the Fund’s investments in equity securities could be subject to unpredictable declines in the value of individual securities and periods of below-average performance in individual securities or in the equity market as a whole. Securities issued in IPOs tend to involve greater market risk than other equity securities due, in part, to public perception and the lack of publicly available information and trading history. Value stocks can perform differently from the market as a whole and from other types of stocks. Value stocks also present the risk that their lower valuations fairly reflect their business prospects and that investors will not agree that the stocks represent favorable investment opportunities, and they may fall out of favor with investors and underperform growth stocks during any given period. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of the issuer’s bonds generally take precedence over the claims of those who own preferred stock or common stock. Equity securities may take the form of stock in corporations, limited partnership interests, interests in limited liability companies, real estate investment trusts (“REITs”) or other trusts and other similar securities representing direct or indirect ownership interests in business organizations.

12.	Comment. The “Temporary Defensive Measures” section of the prospectus states that as a temporary defensive measure, the Fund may hold any portion of its assets in cash (U.S. dollars, foreign currencies or multinational currency units) and/or invest in money market instruments or high-quality debt securities as it deems appropriate. Please disclose under what circumstances the Fund will take these measures.

Response. In response to this comment the Registrant has revised the disclosure as follows:

~~As a temporary defensive measure,~~ Temporary defensive measures may be used by a Fund during adverse economic, market, political or other conditions. In this event, a Fund may hold any portion of its assets in cash (U.S. dollars, foreign currencies or multinational currency units) and/or invest in money market instruments or high-quality debt securities as it deems appropriate. A Fund may miss certain investment opportunities if it uses defensive strategies and thus may not achieve its investment goal.

13.	Comment. Please confirm that securities lending is a principal investment strategy of the Fund. If so, please include additional disclosure regarding securities lending in the “Principal Investment Strategies” and “Principal Investment Risks” sections of the summary prospectus. If it is not a principal strategy please move the disclosure in the “Securities Lending” section of the prospectus to the SAI.

Response. In response to this comment the Registrant has moved the disclosure in the “Securities Lending” section of the prospectus to the SAI.

14.	Comment. The disclosure in the “Securities Lending” section of the prospectus includes a cross-reference to the Fund’s Statement of Additional Information. Please remove the cross-reference.

Response. Please see response to Comment #13 above.

15.	Comment. The disclosure in the “Securities Lending” section of the prospectus discloses a risk of loss of rights in the collateral or delay in recovery of the collateral if the borrower fails to return the security loaned or becomes insolvent. Why is this the case if the loans are adequately collateralized?

Response. The Registrant respectfully submits that even when loans are adequately collateralized, there is a risk that the Fund’s rights in the collateral could be lost or subordinated if the borrower becomes insolvent, resulting in a delay or inability to recover the collateral. The Registrant believes that this disclosure is helpful to investors.

16.	Comment. Please delete the phrase “except as set forth in the SAI” from the “Percentage Investment Limitations” section of the prospectus.

Response. In response to this comment the Registrant has deleted the phrase “except as set forth in the SAI” from the “Percentage Investment Limitations” section of the prospectus.

17.	Comment. Please delete the word “certain” from the first sentence in the “More About Risks” section of the prospectus.

Response. In response to this comment the Registrant has deleted the word “certain” from the first sentence in the “More About Risks” section of the prospectus.

18.	Comment. Please disclose in an appropriate place within the Registration Statement how the Fund determines which countries are “emerging markets.”

Response. The Fund’s principal investment strategies do not contemplate specific minimum or maximum allocations to emerging market securities. The Registrant respectfully submits that the existing disclosure adequately describes the Fund’s investments in emerging markets and no additional disclosure is necessary.

19.	Comment. The first paragraph of the “How to Redeem Shares” section of the prospectus states that the Fund typically expects to pay out redemption proceeds on the next business day. The “Redemptions directly to the Funds” section of the prospectus states that redemption proceeds generally will be sent within three business days after a shareholder request is received in good order. The “Redemptions” section of the SAI states that redemption payments will normally be made within seven days after a redemption request and any necessary special documentation is received by the transfer agent or your investment dealer in proper form. Please make these statements consistent.

Response. The Registrant respectfully submits that the above-referenced statements are not inconsistent. The Registrant notes that the first paragraph of the “How to Redeem Shares” section of the prospectus describes when the Fund typically intends to pay out redemption proceeds under normal circumstances, while the “Redemptions” section of the SAI describes the maximum number of days that the Fund may take to pay out redemption proceeds under normal circumstances.

Nevertheless, in response to this comment, the Registrant has modified the “Redemptions directly to the Funds” section under the “How to Redeem Shares” section of the prospectus as follows:

Redemptions directly to the Funds. Natixis Funds’ transfer agent must receive your redemption request in proper form before the close of regular trading on the NYSE in order for you to receive that day’s NAV. Your redemptions generally will be sent to you via first class mail ~~within three business days~~ on the first business day after your request is received in good order, although it may take longer.

Statement of Additional Information (“SAI”)

1.	Comment. Investment restriction #5 states that the Fund will borrow money only as a temporary measure for extraordinary or emergency purposes. The first paragraph of the “General Notes on Investment Restrictions” of the SAI states that in addition to temporary borrowing the Fund may borrow from any bank provided that immediately after such borrowing the Fund has asset coverage of at least 300% for all borrowings. Please reconcile these two statements.

Response. The Registrant respectfully submits that these statements are not inconsistent. The first statement describes the circumstances under which the Fund may decide to borrow money and the purposes for which money may be borrowed. The second statement describes a condition that must be true for all such borrowings.

2.	Comment. Please delete the phrase “consistent with the position of the SEC” from the fifth paragraph of the “General Notes on Investment Restrictions” section of the SAI.

Response. In response to this comment the Registrant has deleted the phrase “consistent with the position of the SEC”.

3.	Comment. Please describe the method of allocation and payment of advisory fees for each class of shares as required by Instruction 4 to Item 19(a)(3) of Form N-1A.

Response. In response to this comment the Registrant has added the following sentence to the “Advisory Fees” section of the SAI:

“Advisory fees and subadvisory fees are allocated and paid on a pro rata basis by each class of each Fund based on the relative net assets of each class to the total net assets of that Fund.”

4.	Comment. Please confirm that Registration Statement was signed by the Registrant’s principal executive officer, principal financial officer and principal accounting officer.

Response. The Registrant confirms that the Registration Statement was signed by David L. Giunta, the Registrant’s Chief Executive Officer and Michael C. Kardok, the Registrant’s Principal Financial and Accounting Officer.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust I

cc:	Rosa Licea-Mailloux, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.